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                     September 13, 2022

       Eliot Forster
       CEO
       F-star Therapeutics, Inc.
       Eddeva B920 Babraham Research Campus
       Cambridge, United Kingdom CB22 3AT

                                                        Re: F-star
Therapeutics, Inc.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            File Number 1-37718

       Dear Mr. Forster:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences